

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2020

Gary Teplis
President and Chief Executive Officer
Altitude Acquisition Corp.
400 Perimeter Center Terrace Suite 151
Atlanta, Georgia 30346

   Re: Altitude Acquisition Corp.
    Draft Registration Statement on Form S-1
    Submitted August 26, 2020
    CIK 0001822366

Dear Mr. Teplis:

  We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Summary
Our Management Team, page 2

1. You disclose that you are confident that the combined experience of your management team makes you well situated to identify, source, negotiate and execute an initial business combination with an attractive company or business in the travel and travel technology sectors. In addition, you disclose that your leadership team has a long and successful history of working together in different capacities and in closing transactions. Please clarify whether your management team has experience in identifying initial business combinations involving special purpose acquisition companies.

Summary Financial Data, page 30

2.   Please expand your disclosure in the table to also include the "as adjusted" amounts at August 21, 2020 assuming consummation of the offering.

Risk Factors
Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 61

3.   We note the disclosure in the second paragraph of this risk factor states that "unless [you] consent in writing to the selection of an alternative forum, the federal courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act against [you] or any of [your] directors, officers, other employees or agents." We further note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please revise the second paragraph to clarify that there is uncertainty as to whether a court would enforce such provision. Please also revise your disclosure regarding this provision on page 132 to clarify the same.

Management
Officers, Directors and Director Nominees, page 106

4.   Please revise to identify the members currently serving on your board of directors. In this regard, we note your disclosure suggests that Gavin Isaacs and Timothy Poster are currently serving as Non-Executive Chairman and Co-Vice Chairman, respectively, of your board of directors. However, we further note your disclosure also indicates these individuals are director nominees.

       You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or Gus Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or Laura Nicholson, Special Counsel, at 202-551-3584 with any other questions.

                                              Sincerely,

                                              Division of Corporation Finance
                                              Office of Energy & Transportation

cc: Jessica Chen, Esq.